UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 25, 2008	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Second Quarter Fiscal Year 2008

Havant, UK – June 25, 2008 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the second fiscal quarter ended May 31, 2008.  Revenues for the second quarter were $266.5 million, an increase of 25.1% compared to revenues of $213.0 million for the same period last year.

For the second quarter, GAAP net income was $2.2 million, or $0.07 per diluted share, compared to GAAP net income of $2.0 million, or $0.07 per diluted share, in the same period last year. Non-GAAP net income decreased 10.7% to $4.6 million, or a diluted earnings per share of $0.15, compared to non-GAAP net income of $5.1 million, or $0.17 per diluted share, in the same quarter a year ago (1).

Gross profit margin in the second quarter was 15.3%, compared to 17.0% in the same period last year, primarily due to the decrease in Storage Infrastructure revenues.

Revenues from our Networked Storage Solutions (NSS) products were $232.6 million as compared to $169.2 million in the same quarter a year ago, an increase of 37.5%. Gross profit margin in the Networked Storage Solutions business was 14.0% as compared to 14.4% a year ago. Revenues from our Storage Infrastructure products were $33.9 million as compared to $43.9 million in the same quarter a year ago, a decrease of 22.8%. Gross profit margin in the Storage Infrastructure business was 24.9% as compared to 28.0% a year ago.

“I was pleased with our second quarter results. We executed very well, particularly in our NSS division where we had very strong demand from our customers, and revenue exceeded our expectations as customers pulled forward shipments from 3Q to minimize any impacts from the introduction of our new ERP system which was successfully implemented over the first two weeks of June. As anticipated we are now seeing evidence of an increase in demand for capital equipment from our customers in Q3 and I am encouraged with regard to the healthy fundamentals we see within the two markets we serve,” said Steve Barber, CEO of Xyratex. “Though the global economic conditions remain uncertain, I believe that the storage industry will remain strong and that our customers are well positioned within their respective markets to benefit from this continued growth. We will continue to work with our customers to make them more competitive in their respective markets and remain flexible in meeting their technology and product demands. We remain focused on executing as efficiently and effectively as possible.”

Business Highlights

•                  We announced the appointment of industry veteran, Harold Lehon, as executive vice president and general manager for the Storage Infrastructure Division.  Mr. Lehon will lead the company’s Storage Infrastructure Division strategy, specifically in maintaining and expanding the current customer base as well as expanding the division’s reach into other markets.

•                  We announced the OneStor SP1224s, the second member of the company’s versatile OneStor Extensible Storage Platform (ESP) family. The SP1224s is a 2U, 24-drive storage system based on 2.5-inch drives and provides 85+ percent efficient power conversion.  Compared with standard 3.5-inch drives, these Small Form Factor (SFF) drives consume less power with double the performance density, making the OneStor SP1224s ideal for transaction-intensive applications.

•                  We successfully migrated the Company onto the SAP Enterprise Resource Planning system in the first week of June, and are on schedule to achieve full operational levels during the quarter. This consolidates the company onto one system which should improve the services we are able to offer our customers and enables the continued growth of the business.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•                  Revenue in the third quarter of 2008 is projected to be in the range $276 to $296 million.

•                  Fully diluted earnings per share are anticipated to be between $0.27 and $0.39 on a GAAP basis in the third quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.35 and $0.47. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain non-recurring items and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Wednesday, June 25, 2008 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (800) 295-4740 in the United States and +1 (617) 614-3925 outside of the United States, passcode 17530053. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through July 2, 2008 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 16426106.

(1) Non-GAAP net income and diluted earnings per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as income from sale of a product line, (d) the related tax effects and (e) the effect of changes in exchange rates on the income tax expense. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred and in addition has not been measured consistently as a result of the implementation of FAS 123R; (c) the income from the sale of the product line is non-recurring and does not form part of the Company’s core operations; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred; (e) the effect of changes in exchange rates on deferred tax balances is non-cash and is not comparable across periods or with other companies.

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the third quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2008	2007	2008	2007
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$232,594	$169,155	$420,370	$332,770
Storage Infrastructure	33,861	43,870	63,139	116,661
Total revenues	266,455	213,025	483,509	449,431

Cost of revenues	225,736	176,804	410,019	368,175
Gross profit:
Networked Storage Solutions	32,632	24,275	60,231	46,561
Storage Infrastructure	8,420	12,273	13,946	35,267
Equity compensation	(333)	(327)	(687)	(572)
Total gross profit	40,719	36,221	73,490	81,256
Operating expenses:
Research and development	21,613	19,209	40,892	38,002
Selling, general and administrative	15,673	14,584	30,652	29,384
Amortization of intangible assets	1,158	1,651	2,537	3,302
Total operating expenses	38,444	35,444	74,081	70,688
Operating income (loss)	2,275	777	(591)	10,568
Other income	—	—	—	890
Interest income, net	368	774	1,267	1,429
Income before income taxes	2,643	1,551	676	12,887
Provision (benefit) for income taxes	399	(450)	651	771
Net income	$2,244	$2,001	$25	$12,116

Net earnings (loss) per share:
Basic	$0.08	$0.07	$0.00	$0.42
Diluted	$0.07	$0.07	$0.00	$0.41

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	29,242	28,955	29,184	28,900
Diluted	30,039	29,855	29,893	29,832

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2008	2007
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$54,588	$70,678
Accounts receivable, net	145,272	122,327
Inventories	140,353	91,662
Prepaid expenses	3,278	2,994
Deferred income taxes	3,000	3,000
Other current assets	5,485	8,275
Total current assets	351,976	298,936
Property, plant and equipment, net	41,910	37,421
Intangible assets, net	52,904	54,175
Deferred income taxes	19,217	19,743
Total assets	$466,007	$410,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$156,866	$96,046
Employee compensation and benefits payable	10,918	13,280
Deferred revenue	10,021	15,212
Income taxes payable	1,295	1,165
Other accrued liabilities	13,097	11,311
Total current liabilities	192,197	137,014
Long-term debt	—	—
Total liabilities	192,197	137,014

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,239 and 29,117 issued and outstanding	294	291
Additional paid-in capital	361,449	356,268
Accumulated other comprehensive income	288	1,847
Accumulated deficit	(88,221)	(85,145)
Total shareholders’ equity	273,810	273,261
Total liabilities and shareholders’ equity	$466,007	$410,275

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	May 31,	May 31,
	2008	2007
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$25	$12,116
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,089	6,434
Amortization of intangible assets	2,537	3,302
Non-cash equity compensation	4,176	3,830
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(22,945)	3,584
Inventories	(48,691)	12,087
Prepaid expenses and other current assets	279	(2,685)
Accounts payable	60,820	(4,245)
Employee compensation and benefits payable	(2,362)	(5,629)
Deferred revenue	(5,191)	(4,086)
Income taxes payable	130	(45)
Deferred income taxes	(72)	139
Other accrued liabilities	1,784	(476)
Net cash provided by (used in) operating activities	(2,421)	24,326

Cash flows from investing activities:
Investments in property, plant and equipment	(11,578)	(7,775)
Acquisition of intangible assets	—	(4,855)
Acquisition of business, net of cash received	—	(1,661)
Net cash used in investing activities	(11,578)	(14,291)

Cash flows from financing activities:
Payments of long-term borrowings	—	(7,000)
Repurchases of common shares	(3,101)	—
Proceeds from issuance of shares	1,010	1,444
Net cash used in financing activities	(2,091)	(5,556)
Change in cash and cash equivalents	(16,090)	4,479
Cash and cash equivalents at beginning of period	70,678	56,921
Cash and cash equivalents at end of period	$54,588	$61,400

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2008	2007	2008	2007
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income
GAAP net income	$2,244	$2,001	$25	$12,116

Amortization of intangible assets	1,158	1,651	2,537	3,302
Equity compensation	1,976	2,170	4,176	3,830
Other income	—	—	—	(890)
Tax effect of non-GAAP adjustments	(900)	(718)	(1,973)	(1,392)
Effect on deferred tax of changes to UK exchange rates	82	—	544	—

Non-GAAP net income	$4,560	$5,104	$5,309	$16,966

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.07	$0.07	$0.00	$0.41

Amortization of intangible assets	0.04	0.06	$0.09	0.11
Equity compensation	0.07	0.07	$0.14	0.13
Other income	—	—	$0.00	(0.03)
Tax effect of non-GAAP adjustments	(0.03)	(0.02)	$(0.07)	(0.05)
Effect on deferred tax of changes to UK exchange rates	0.00	—	$0.02	—

Diluted non-GAAP earnings per share	$0.15	$0.17	$0.18	$0.57

Summary Of Equity Compensation

Cost of revenues	$333	$327	$687	$572
Research and development	639	655	1,347	1,146
Selling, general and administrative	1,004	1,188	2,142	2,112

Total equity compensation	$1,976	$2,170	$4,176	$3,830

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: June 25, 2008	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer